

Mail Stop 4561

March 31, 2016

Justin Bailey, Chief Executive Officer
Fig Publishing, Inc.
715 Bryant St. Suite 202
San Francisco, CA 94107

> **Re:**   **Fig Publishing, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 10, 2016**
> **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2016 letter.

General

1.   We note your response to prior comment 1, and your corresponding revisions to the offering circular, however, we note that on page 43, you continue to suggest that investors are investing directly in video games, rather than a revenue stream, when you state that "[yo]ur securities are designed to give investors a mechanism for investing separately in each game [you] license." Please revise or advise.

2.   We note your response to prior comment 2. However, we continue to believe that, among other factors, the success of the development efforts and efficient uses of the net proceeds of this offering rests primarily with Double Fine Productions. In your initial filing, you stated that "[n]one of the proceeds will remain with the Company", and in this amendment state that you are only receiving a "nominal service fee" in relation to

Grasslands. Further, the material information pertaining to this offering, such as budgeting decisions, cash flow and liquidity considerations, game- and company-specific technical challenges, developer experience, are key considerations that investors will require in making an investment decision, yet such information relates to and rests with Double Fine Productions. Accordingly, it appears that Double Fine Productions, the game developer, may be offering and selling securities to investors in the form of an investment contract.   Please advise.

3. We note news reports published in December 2015 containing information regarding the development status of Psychonauts 2, yet are unable to locate corresponding disclosure in your document. For example, we note that the developers of Psychonauts 2 indicate that:

- "The target window for the release of Psychonauts 2 is currently sometime near the end of 2018" (emph. added);

- "the estimated budget for Psychonauts 2 is in the same ballpark as the original game's — which he says was between $10 million and $13.5 million — and that the final budget will depend on the total amount of money raised…"; and

- Double Fine Productions has a "funding partner" that appears to have committed to partially funding the game.

4. We note your response to prior comment 3, as well as your revised disclosure where you provide information on the number of games shipped on a historical basis, and the number of games developed during the past three years that were ultimately shipped. Since you present information on the total number of games shipped since inception, you should balance your disclosure to provide information on games that were developed but not ultimately published during this period.

5. We note your revised disclosure in response to prior comment 3, where you state that "[e]very game that the Grasslands Developer has shipped over at least the last three years has recouped its development expenditure and generated a profit for its publisher or publishers." Please substantiate this statement.

6. We continue to evaluate your response to prior comment 4 and may have further comments.

7. We note your response to prior comment 5 and are unable to concur with your conclusion that the offerings should not be integrated on the basis that the safe harbor contained in Rule 251(c)(1) is applicable to this situation. However, as noted in your response, Release 33-9741 provides guidance on the potential integration of offerings conducted concurrently with, or close in time after, a Regulation A offering.

Justin Bailey
Fig Publishing, Inc.
March 31, 2016
Page 3

<u>Cover Page</u>

8.   Briefly describe what the shares of Grasslands Game Shares represent from a legal
        perspective, which according to your disclosures is an interest in your Company as a
        whole, rather than a direct interest in the respective Pub Sub or the video game itself.

<u>Summary</u>

<u>The Company, page 1</u>

9.   You state that "if the game generates sales receipts, under the publishing license [you]
        will receive a substantial portion of those receipts." To the extent, you elect to describe
        the allocation of sales receipts, rather than referring to the portion of the receipts in a
        vague manner, revise to explain more specifically the revenue- sharing mechanism
        underlying the publishing agreement.

10.   You state that you will pay "dividends to the holders of the associated Game Shares
        based on those [sales] receipts." We also note your disclosure on page 49 stating that "if
        the game generates sales receipts on the licensed platforms, the Game Shares pay
        dividends based on those receipts."   Since the payment of dividends will serve as the
        mechanism to transfer economic value received through sales receipts, scenarios where
        dividends payments do not correlate to revenues generated through sales receipts should
        be clearly identified and explained throughout the filing. Accordingly, revise your
        disclosure to clarify, if true, that you are under no obligation to make such dividend
        payments, and briefly identify the circumstances under which you would be prohibited
        from making such payments, or may elect not to make such payments.

11.   You state that each Pub Sub is expected to be a Delaware limited liability company and a
        wholly- owned subsidiary of the Company. Tell us what consideration you gave to
        briefly describing how each Pub Sub will be managed, and whether the Company will be
        the sole manager.

<u>The Offering, page 6</u>

12.   We note your response to prior comment 13, and your revised disclosure where you state
        that the Game Shares should not be viewed as traditional preferred stock. As you know,
        preferred stock is generally described as a stock giving its holder a preferential claim to
        dividends and to corporate assets upon liquidation. Please tell us why you believe that
        characterizing the shares being sold in this offering as "preferred" is an appropriate
        description of the underlying rights, preferences and privileges of such shares.

Grasslands: the Game, the Developer, the Game Shares, page 5

13.   We note that Fig Grasslands, LLC has entered into a license agreement with Double Fine Productions, Inc. and you disclose that the Game Development Funding will be equal to 97.5% of the proceeds of the sale of the related Game Shares. Further, the Developer Royalty will be calculated based on a formula that depends in part on the size of the Game Development Funding. Please tell us in detail the accounting treatment of these transactions. Describe the accounting for both the initial and subsequent measurement for the funding. In addition, explain how you will measure and recognize revenue from the licensing agreement. Cite the accounting literature that supports your conclusion. Revise applicable sections within your filing.

14.   We note your response to prior comment 16 that you have revised your disclosures to clarify that cash receipts, rather than "revenue", will be received by the Pub Subs. Clarify your disclosure to clearly describe the amount of cash that Pub Subs will receive. Consider adding examples that demonstrate how the amount of cash received by Pubs Subs is calculated. The disclosure should illustrate that cash receipts by the Pub Subs will be after the development royalty, distribution fee, selling expenses, and service fee have been paid. This disclosure should be prominent and clearly illustrated. In addition, add disclosure that describes how the Service Fee is determined and identify the terms that impact the percentage of the service fee.

Plan of Distribution, page 52

15.   In your response to prior comment 15, you state that Messrs. Bailey and Chan meet all of the conditions of paragraph (a)(4)(ii) of Rule 3a4-1. Please provide us with your analysis for why you believe that the offering structure(s) described in your filing ensures that the named persons will comply with paragraph (a)(4)(ii)(C) of Rule 3a4-1.

Grasslands License Agreement, page 55

16.   You state that the "Maximum Game Development Funding Amount" is 97.5% of $15,000,000. However, the maximum offering amount is $10M.   Please revise or advise.

The Grasslands Developer, page 56

17.   We note your disclosure on page 27 stating that "in the past the Grasslands Developer has encountered unanticipated problems, expenses and delays in developing certain of its games in the past." We also note an interview with the software developer stating that during the development of the original game the developer came "within a week of going out of business." Please expand your discussion in this section to address material

financial and business challenges experienced by the developer in this regard.

18.   You state that "Grasslands will be a sequel to Psychonauts, one of Grasslands Developer's most successful games, which has had sales of over 1,000,000 units." We also note interviews with the software developer where he describes past games as always selling "moderately well." Your disclosure should be revised to provide a more balanced and detailed description of the financial performance of the original game.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

        cc: Richard Baumann, Esq.
                Ellenoff Grossman & Schole LLP